EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]
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NEWS RELEASE
JANUARY 16, 2006

      ARC ENERGY TRUST CONFIRMS FEBRUARY 15, 2006 CASH DISTRIBUTION AMOUNT

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CALGARY, JANUARY 16, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
confirms that the cash distribution to be paid on February 15, 2006, in respect of January production, for unitholders of record on January 31, 2006, will be $0.20 per trust unit. The ex-distribution date is January 27, 2006.

As at January 16, 2006, the Trust's trailing twelve-month cash distributions, including the January 16, 2006 payment, total $1.99 per trust unit.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.8 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer


    For further information about ARC Energy Trust, please visit our website
                       www.arcenergytrust.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
            Telephone: (403) 503-8600            Fax: (403) 509-6417
                            Toll Free 1-888-272-4900


                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9